Exhibit 99.1

CERTIFICATION

Under 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

     In accordance with 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Intasys Corporation (the "Company") does hereby certify, to such officers' knowledge, that:

           (1)     The Report on Form 6-K for the quarter ended September 30, 2002 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

           (2)     The information contained in the Form 6-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 6, 2002	By: /s/ David Goldman David Goldman Chief Executive Officer

Date: November 6, 2002	By: /s/ Daniel Bertrand Daniel Bertrand Vice President and Chief Financial Officer